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United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13
AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30247

    American Benefits Group, Inc.
(Exact name of registrant as specified in its charter)

    2 E. Camino Real, Suite 202, Boca Raton, FL 33432
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    Common Stock
(Title of each class of securities covered by this Form)

    Not Applicable
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d)
remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) X
    Rule 12h-3(b)(1)(i)
N/A

    Rule 12g-4(a)(1)(ii)
N/A
    Rule 12h-3(b)(1)(ii)
N/A

    Rule 12g-4(a)(2)(i)
N/A
    Rule 12h-3(b)(2)(i)
N/A

    Rule 12g-4(a)(2)(ii)
N/A
    Rule 12h-3(b)(2)(ii)
N/A

    Rule 15d-6 --------
N/A

Approximate number of holders of record as of the certification or notice date: 196

Pursuant to the requirements of the Securities Exchange Act of 1934  American Benefits Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 26, 2002   BY:  /s/ Gerald Sklar, Chief
Executive Officer